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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Mansfield, Kathryn Ann (Last) (First) (Middle)		Tarragon Realty Investors, Inc. (TARR)

	1400 Beaver Creek Drive (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			January 1, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Plano Texas 75093 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President and Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													574		D		(1)

														634		I		(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Incentive Stock Option		7.95

	Incentive Stock Option		8.93

	Incentive Stock Option		9.45

	Incentive Stock Option		11.93

	Incentive Stock Option		15.24		01/01/03				A			5,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	05/18/98	5/17/08		Common Stock	4,033

	05/18/99	05/17/08		Common Stock	4,033

	05/18/00	5/17/08		Common Stock	4,034						(3)

	12/15/99	12/14/08		Common Stock	726

	12/15/00	12/14/08		Common Stock	726

	12/15/01	12/14/08		Common Stock	726

	12/15/02	12/14/08		Common Stock	726

	12/15/03	12/14/08		Common Stock	726						(3)

	12/20/01	12/19/10		Common Stock	1,210

	12/20/02	12/19/10		Common Stock	1,210

	12/20/03	12/19/10		Common Stock	1,210

	12/20/04	12/19/10		Common Stock	1,210

	12/20/05	12/19/10		Common Stock	1,210						(3)

	01/09/03	01/08/12		Common Stock	220

	01/09/04	01/08/12		Common Stock	220

	01/09/05	01/08/12		Common Stock	220

	01/09/06	01/08/12		Common Stock	220

	01/09/07	01/08/12		Common Stock	220						(4)

	01/01/04	12/31/12		Common Stock	1,000

	01/01/05	12/31/12		Common Stock	1,000

	01/01/06	12/31/12		Common Stock	1,000

	01/01/07	12/31/12		Common Stock	1,000

	01/01/08	12/31/12		Common Stock	1,000				27,880		D

Explanation of Responses:

1. Stock held by Kathryn Mansfield as Custodian for Ashlyn Elizabeth Mansfield, her minor child.

2. Stock held by spouse, Robert K. Mansfield as Custodian for Robert Colin Mansfield, the minor child of Kathryn and Robert K. Mansfield.

3. Options adjusted to reflect the 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002.

4. Options adjusted to reflect the 10% stock dividend paid on April 26, 2002.

/s/ Kathryn Ann Mansfield	01/03/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.